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For Immediate Release

Taro Shareholders to Levitt and Directors: Quit the Board
Minority Shareholders also Reject Indemnification Proposals

Mumbai, India: December 31, 2009: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that based on the count of votes at Taro Pharmaceutical Industries Ltd.’s (Taro) (Pink Sheets: TAROF) annual general meeting, Taro’s minority shareholders sent a strong message of disapproval to Barrie Levitt and his continuing control of Taro.  Shareholders voted decisively against the election of Taro’s external director nominees.  In addition, 78% of Taro’s minority shareholders, i.e. those not affiliated with the Levitts or Sun, voted against the continued service of the Levitt slate of directors.  A similar number voted against the board’s indemnification proposals.

“Taro’s shareholders have spoken today, clearly and loudly.  Taro equity shareholders holding more than two-thirds of its equity want to remove the Levitts and their associates from the board.  Ironically, it is these same directors who claim to be protecting minority shareholder interests.  It is abundantly clear to the shareholders that the Levitts and Taro directors have misappropriated the minority shareholder protection argument to justify all their illegal actions.  With such an unambiguous rejection by minority shareholders, the Levitts and Taro directors now have lost this only crutch,” said Dilip Shanghvi, Chairman and Managing Director of Sun Pharmaceuticals.

Despite the clear message from Taro’s shareholders, the Levitt family will unfortunately remain in control of Taro, for the time being.  This is due to Taro’s skewed capital structure, which gives the Levitt family a special class of non-equity shares holding 33 1/3% of the company’s voting power.  They also used these special non-equity shares to pass a resolution rewarding Taro’s independent directors with widely expanded indemnification protection.  It is these same directors who have not produced reliable financial statements since 2003 and have permitted the Levitts unhindered use of Taro resources for their narrow personal gains.

Mr. Shanghvi continued, “It is time that the Levitts, who own a mere 12% of Taro’s equity, hear the voice of the minority shareholders, in whose interest they claim to be working, and stop relying on their special founder shares to decide who will manage Taro.  After watching Taro reach the brink of bankruptcy, seeing their shares delisted from trading, hearing endless false promises about receiving audited financial statements, and witnessing an unchecked drain of company resources, the shareholders have clearly had enough.  A board of directors that cannot produce reliable audited financial statements for almost seven years simply should not remain in office.”

The Levitt family has a signed contractual obligation to sell its shares to Sun at a pre-defined price.  In line with this, Sun opted to buy the Levitt family shares in June 2008.  However, the Levitts, with full support of the Taro directors, have prevented the close of this transaction through improper use of Taro resources.  Taro directors initiated legal actions, at the company’s expense, in order to protect the Levitt family from having to comply with its obligations.  The Tel Aviv District Court ruled in favor of Sun in August 2008, and offered harsh criticism of the conduct of Taro’s directors (the same directors who were re-elected and rewarded today by the Levitt family).  Taro and its directors, under the pretext of protecting the same minority shareholders who have conclusively rejected them today, appealed to the Supreme Court, a decision that is awaited.

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, specialty pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry,

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India

neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

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